

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

02 FEB -6 AM 8:23

December 26, 2001

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


02002965

SUPPL

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Hiroyuki Okuyama
Assistant General Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL

December 26, 2001
UFJ Holdings, Inc.

To Whom It May Concern:

Consolidation of Overseas Bases of UFJ Group

We hereby give notice that The Sanwa Bank, Limited, and The Tokai Bank, Limited (both banks are subsidiaries of UFJ Holdings, Inc.) have decided to consolidate their overlapping overseas subsidiaries, subject to the approval from the related authorities, from the perspective of accelerating the business integration, bolstering the marketing capabilities and raising the efficiency of the UFJ Group.

Outline of Consolidation:

Sanwa International plc, a subsidiary of Sanwa Bank, and Tokai Bank Europe, a subsidiary of Tokai Bank, will integrate their business in April 2002, subject to the approval of the related authorities, and will become UFJ International plc.

An outline of the new company is as bellow.

1. Trade name:	UFJ International plc
2. Location:	1 Exchange Square, London, EC2A 2JL, U.K.
3. Capital:	Stg £ 428million
4. Shareholder's composition:	UFJ Bank, 100%
5. Business:	Securities business, Banking business